SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month                                                                             May 2004

Commission File Number                                                          0-24096

QUEENSTAKE RESOURCES LTD.

Suite 405 – 555 Sixth Street, New Westminster, B.C. V3L 5H1

(Address of principal executive office)

(indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40 F.

Form 20-F  [x]    Form 40 F  [  ]

Indicate by check mark whether by furnishing the information contained in this Form the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes    [   ]                No   [X]

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

DOCUMENTS FILED:

Press Release NR2004-13  May 17, 2004

DESCRIPTION:

Queenstake Board changes at Annual General Meeting

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                      QUEENSTAKE RESOURCES LTD.

                                        (Registrant)

Date  May 18, 2004

By                            “Jack Engele”

                                        (Signature)

Jack Engele, Vice President Finance

   Queenstake Resources Ltd.

News Release 2004-13

May 17, 2004

TSX – QRL – Queenstake Resources Ltd.

SEC file number 0-24096

Queenstake Reports on its Annual General Meeting

and Announces Changes to its Board of Directors

Denver, Colorado – May 17, 2004 – Queenstake Resources Ltd. (TSX : QRL ) held its Annual General Meeting of Shareholders on May 12, 2004 . As a result of the adoption by the shareholders of management’s slate of directors, Queenstake’s Board now comprises Robert Zerga, Christopher Davie, Dorian Nicol, Hugh Mogensen, Mike Smith and Peter Bojtos.  Mr. Grant Edey did not run for re-election due to his current commitments.

Mr. Mike Smith has been elected as a new board member.  Mike brings over 30 years of financial experience, having recently retired as a partner of PricewaterhouseCoopers LLP, Phoenix office where he has been for the past five years, with the previous 17 years in the Vancouver office.

At a Board meeting subsequent to the Annual General Meeting, Mr. Robert Zerga was appointed Non-Executive Chairman of Queenstake replacing James Mancuso who will remain on the Board which he has served since 1995.

Doris Meyer has resigned as Corporate Secretary, a post that she has held for 11 years.  Doris has been involved with Queenstake for more than 20 years, serving as its Vice President Finance from 1987 to 2003.

Mr. Rod C. McKeen, partner of the law firm Axium Law Group and legal counsel to Queenstake has been appointed Corporate Secretary.

Chris Davie, President and Chief Executive Officer, said, “We regret the departure of both Grant Edey and Doris Meyer.  Grant has been an active and supportive Board member for a number of years and has been instrumental in forging financial and corporate strategy as Queenstake grew substantially in market capitalization. We thank Grant for his years of service and shall miss his considerable contribution.  Doris will also be sorely missed.  She has been Queenstake’s anchor for many years and is a tremendously capable financial and corporate officer.  We will miss her sage advice and wish her well in her new endeavors.”

Queenstake also reports that items 1 – 4 on its proxy statement have been approved by shareholders and item 5, the adoption of a shareholder rights plan has been withdrawn.  Proxy item 1 asked shareholders to approve management’s slate of Directors and 100 percent of the votes cast by show of hands voted in favor of management’s slate of Directors.  Proxy item 2 asked shareholder to approve its current auditors for the coming fiscal year and 100 percent of the votes cast by show of hands voted in favor of its current auditors.  Proxy item 3 asked disinterested shareholders to approve the amendment of Queenstake’s Incentive Share Option Plan adopted May 17, 1995 to increase the number of common shares that may be reserved for issuance under the Plan from 7,600,000 common shares to 30,000,000 common shares.  Sixty-one percent of the vote cast approved the amendment.  Proxy item 4 asked disinterested shareholders to ratify and approve the grant of 1,360,000 common shares at an exercise price of $0.385 per share to certain officers and directors.  Sixty-seven percent of the votes cast approved the grant.  Proxy item 5 asked shareholders to ratify and approve the adoption of a shareholder rights plan which had been conditionally accepted by the Toronto Stock Exchange subject to shareholder ratification within six months.  Fifty-nine percent of the proxy votes were not in favor of the plan and therefore the plan was withdrawn from consideration at the meeting.  As the shareholder rights plan was not ratified by shareholders, it was terminated.

Queenstake Resources Ltd. is a gold mining company based in Denver, Colorado ..  Its principal asset is the Jerritt Canyon Mine in Nevada, acquired in June 2003.  Th e Jerritt Canyon Mine consists of four underground mines , a 1.5 million ton per year capacity processing facility and a 100 square mile land package that represents some of the most exciting gold exploration ground in Nevada.  Jerritt Canyon has produced more than 7,000,000 ounces of gold since 1981.  The Mine is expected to continue gold production at the rate of approximately 300,000 ounces per year for the foreseeable future.

For further information call:

John Haigh 303-297-1557 ext. 105

800-276-6070

Email – info@queenstake.com web – www.queenstake.com

Forward-Looking Statements – This news release contains “Forward-Looking Statements” within the meaning of Section 21E of the United States Securities Exchange act of 1934, as amended and the Private Securities Litigation Reform Act of 1995.  All statements, other than statements of historical fact, included in this release, and Queenstake’s future plans are forward-looking statements that involve various risks and uncertainties.  There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements.  Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and Queenstake does not undertake any obligation to update forward-looking statements should conditions or management’s estimates or opinions change.

The TSX has neither reviewed nor accepts responsibility for the adequacy or accuracy of this release.

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